FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                QUARTERLY REPORT


                For the quarterly period ended September 30, 2004


                               INFICON Holding AG


                              INFICON Holding Inc.
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    ----------------------------------------
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X|   Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_|   No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

                                Table of Contents
                               INFICON Holding AG


--------------------------------------------------------------------------------


Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003.....3

Consolidated Statements of Income for the Three and Nine-Month Periods
Ended September 30, 2004 and September 30, 2003................................4

Consolidated Statements of Cash Flows for the Nine-Month Periods
Ended September 30, 2004 and September 30, 2003................................6

Condensed notes to consolidated financial statements...........................7

Operating and Financial Review and Prospects..................................19

Quantitative and Qualitative Disclosure of Market Risk........................27

Signature.....................................................................28

Statements Furnished Pursuant to Section 906 of the Sarbanes-Oxley Act
of 2002.......................................................................29

                               INFICON Holding AG
                           Consolidated Balance Sheets
                                   (Unaudited)
              (U.S. Dollars in thousands, except per share amounts)

                                                            September 30,     December 31,
                                                                2004              2003
                                                            ------------------------------
Assets
Current assets:
     Cash and cash equivalents                                $  52,066      $  37,074
     Trade accounts receivable, net                              21,730         22,197
     Accounts receivable - affiliates                               466             94
     Inventories, net                                            21,124         19,395
     Deferred tax assets, net                                     2,185          3,161
     Other current assets                                         3,828          2,950
                                                              ---------      ---------
Total current assets                                            101,399         84,871

Property, plant and equipment, net                               21,715         22,398
Intangibles, net                                                  1,082          1,526
Deferred tax assets, net                                         36,979         39,293
Other assets                                                      1,965          2,586
                                                              ---------      ---------
Total non-current assets                                         61,741         65,803

Total assets                                                  $ 163,140      $ 150,674
                                                              =========      =========

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable                                   $   7,477      $   5,918
     Accounts payable - affiliates                                  191            193
     Accrued liabilities                                         14,591         12,911
     Income taxes payable                                         1,043            962
     Deferred tax liabilities, net                                  897            545
                                                              ---------      ---------
Total current liabilities                                        24,199         20,529

Deferred tax liabilities, net                                       494            479
Other liabilities                                                 5,262          3,907
                                                              ---------      ---------
Total non-current liabilities                                     5,756          4,386

Total liabilities                                                29,955         24,915

Stockholders' equity:
     Common stock (2,315,875 shares 2004 and 2,315,000
       shares 2003 issued par value CHF 10 (U.S. $5.63)          13,040         13,033
     Additional paid-in capital                                  94,051         94,024
     Notes receivable from officers                                (383)          (383)
     Retained earnings                                           13,607          5,941
     Accumulated other comprehensive income                      12,870         13,144
                                                              ---------      ---------
Total stockholders' equity                                      133,185        125,759
                                                              ---------      ---------
Total liabilities and stockholders' equity                    $ 163,140      $ 150,674
                                                              =========      =========

See condensed notes to consolidated financial statements.

                               INFICON Holding AG
                        Consolidated Statements of Income
                                   (Unaudited)
              (U.S. Dollars in thousands, except per share amounts)

                                                                      Three Months Ended           Nine Months Ended
                                                                         September 30,                September 30,
                                                                   -----------------------------------------------------
                                                                       2004          2003          2004           2003
                                                                   -----------------------------------------------------

Net sales                                                          $   43,705    $   37,891    $  140,843     $  113,025

Cost of sales                                                          23,840        20,878        74,759         62,896
                                                                   -----------------------------------------------------
Gross profit                                                           19,865        17,013        66,084         50,129

Research and development                                                4,733         4,217        14,754         12,968

Selling, general and administrative                                    13,001        11,078        39,050         33,834
                                                                   -----------------------------------------------------
Operating income from continuing operations                             2,131         1,718        12,280          3,327

Interest (income), net                                                    (29)          (22)          (31)          (184)

Other expense (income), net                                                62           (48)       (1,066)          (609)
                                                                   -----------------------------------------------------
Income from continuing operations before income taxes                   2,098         1,788        13,377          4,120

Provision for income taxes                                                534           799         3,520          1,164
                                                                   -----------------------------------------------------

Income from continuing operations                                       1,564           989         9,857          2,956

Discontinued Operations (Note 7):
  (Loss) from operations of discontinued Patterning
  Solutions and Ultra Clean Operations (net of income tax
  (benefit) of $(267) in Q3 2004 and $(1,388) in Q3 2003 and
  $(1,104) YTD 2004 and $(2,543) in YTD 2003)                            (116)       (7,002)       (1,295)       (10,486)

  (Loss) on disposal of discontinued Patterning Solutions and
  Ultra Clean Operations (net of income tax provision (benefit)
  of $1,329 in Q3 2004 and $(392) in Q3 2003 and $1,379 YTD 2004
  and $(392) in YTD 2003)                                              (1,382)       (2,623)         (896)        (2,623)
                                                                   -----------------------------------------------------
  (Loss) from discontinued operations                                  (1,498)       (9,625)       (2,191)       (13,109)
                                                                   -----------------------------------------------------
Net income (loss)                                                  $       66    $   (8,636)   $    7,666     $  (10,153)
                                                                   =====================================================

Earnings (loss) per share:
Diluted:
Continuing operations                                              $     0.67    $     0.43    $     4.22     $     1.28

Discontinued operations                                                 (0.64)        (4.16)        (0.94)         (5.66)
                                                                   -----------------------------------------------------
Total                                                              $     0.03    $    (3.73)   $     3.29*    $    (4.39)*
                                                                   =====================================================


                                      -4-

Basic:
Continuing operations                                              $     0.68    $     0.43    $     4.26     $     1.28

Discontinued operations                                                 (0.65)        (4.16)        (0.95)         (5.66)
                                                                   -----------------------------------------------------
Total                                                              $     0.03    $    (3.73)   $     3.31     $    (4.39)*
                                                                   =====================================================

*  Figures do not total due to rounding

Denominator for basic and diluted earnings per share:
Weighted average shares outstanding

Diluted shares                                                      2,330,315     2,315,000     2,333,144      2,315,000
Basic shares                                                        2,315,850     2,315,000     2,315,514      2,315,000

See condensed notes to consolidated financial statements.

                               INFICON Holding AG
                      Consolidated Statements of Cash Flows
                                   (Unaudited)
                           (U.S. Dollars in thousands)

                                                                               Nine Months Ended
                                                                                 September 30,
                                                                              2004          2003
                                                                            ----------------------
Cash flows from operating activities:
     Net income (loss)                                                      $  7,666      $(10,153)
     Adjustments to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
         Depreciation and amortization                                         3,335         3,503
         Gain on receipt and sale of marketable securities                    (1,038)           --
         Impairment of long-lived assets                                         341         7,370
         Deferred taxes                                                        3,575        (1,076)
         Changes in operating assets and liabilities:
           Trade accounts receivable                                              46        (2,293)
           Inventories                                                        (1,783)           34
           Other assets                                                         (125)          588
           Accounts payable                                                    1,576           (46)
           Accrued liabilities                                                 1,723            42
           Income taxes payable                                                   83        (1,943)
           Other liabilities                                                   1,356         1,275
                                                                            ----------------------
Net cash provided by (used in) operating activities                           16,755        (2,699)

Cash flows from investing activities:
     Purchases of property, plant and equipment                               (2,713)       (1,747)
     Purchase of Sentex Systems, Inc.                                             --        (1,500)
     Proceeds from sale of marketable securities                               1,038            --
                                                                            ----------------------
Net cash (used in) investing activities                                       (1,675)       (3,247)

Cash flows from financing activities:
     Proceeds from exercise of stock options                                      34            --
     Payments on notes receivable from officers                                   --           208
                                                                            ----------------------
Net cash provided by financing activities                                         34           208
                                                                            ----------------------

Effect of exchange rate changes on cash and cash equivalents                    (122)        1,603
                                                                            ----------------------
Increase (Decrease) in cash and cash equivalents                              14,992        (4,135)

Cash and cash equivalents at beginning of period                              37,074        37,846
                                                                            ----------------------
Cash and cash equivalents at end of period                                  $ 52,066      $ 33,711
                                                                            ======================

See condensed notes to consolidated financial statements.

                               INFICON Holding AG

              Condensed Notes to Consolidated Financial Statements
                                   (unaudited)

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and other industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media, and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response, and industrial hygiene markets. The Company's products include process knowledge and control instruments and software, leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China, and Hong Kong. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development of technological innovations by INFICON or its competitors, dependence on key personnel and the protection of proprietary technology.

Note 2--Basis of Presentation

      The accompanying interim financial statements as of September 30, 2004, and for the three and nine months ended September 30, 2004 and 2003, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. While the quarterly financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three and nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

      The balance sheet as of December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2003.

Note 3--Reclassification

      Certain reclassifications have been made to the prior years' financial statements to conform to the 2004 presentation.

Note 4--Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including, but not limited to, those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty, goodwill and intangibles, and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances that form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes specific accounting policies:

      Revenue Recognition - Revenue is recognized upon the transfer of title that is generally upon shipment. When a customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

      Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable, and also reviews goodwill annually. Under the provisions of SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other identifiable intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection with the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgment regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, or other indications are present, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, SFAS No. 142 requires that goodwill be tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company performs its impairment analysis under SFAS 142 annually during the third quarter. As of September 30, 2004, the Company has no goodwill asset remaining.

      Bad Debts - The allowance for doubtful accounts is for estimated losses resulting from a customer's inability to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

      Inventory - Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

      Deferred Tax Assets - As of September 30, 2004, the Company had net deferred tax assets of U.S.$37.8 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$37.8 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of September 30, 2004 will be realized. The Company supports this conclusion based upon recent results, projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forward periods.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe recent results, improvements in the order backlog, industry projections as well as changes in our operations and tax planning that occurred during the fourth quarter of 2003 and first three quarters of 2004, in addition to other improvements that will take place in future periods, are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations include:

      o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;
      o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);
      o Review of R&D allocations between related parties to identify and implement tax planning strategies to maximize the Company's U.S. tax benefit;
      o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

      During the three months ended September 30, 2004, the Company wrote-down a portion of its deferred tax asset relative to specific loss carryforwards that were recorded as part of the acquisition of the patterning solutions software business of U.S.$1.4 million, due to reduced expectations on the proceeds from sale.

      The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant effect on our future results of operations and financial position.

      Impairment of Long-Lived Assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002, and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," while retaining many of the requirements of SFAS No. 121. In accordance with SFAS No. 144, long-lived assets to be held and used by an entity are to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. SFAS 144 defines a two-step testing process, the timing of the steps and the general valuation methods to be used in the testing process. The first step is a recoverability test, which compares the carrying amount of a long-lived asset (asset group) to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If the carrying amount is greater than the sum of the undiscounted cash flows then the second step is required. The second step is a fair value test in which the carrying value of the asset (asset group) is compared to the fair value of the asset (asset group). In estimating the fair value, the present value technique is used. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. During the first quarter of 2004, the Company recorded an impairment on the remaining balance of identifiable intangibles associated with its acquisition of New Vision Systems. The pre-tax charge for the impairment charge is included in the discontinued operations net, on the consolidated statements of income, and totaled $341 and $7,370 for the nine months ended September 30, 2004 and 2003, respectively. The impairment charge of U.S.$0.3 million, for the nine months ended September 30, 2004, was recorded during the three months ended March 31, 2004 and was allocated to intangibles. An additional U.S.$45 was recorded as an impairment for fixed assets relating to the patterning solutions business product line for the three months ended September 30, 2004.

      Disposal of Long-Lived Assets/Discontinued Operations - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002 and supersedes a portion of Accounting Principle Board (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business," relating to reporting the effects of disposal of a segment of a business, while retaining many of the requirements of this statement. Under SFAS No. 144, the definition of what constitutes a discontinued operation is broader, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur (see Note 7).

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

      (USD. in thousands, except per share amounts)

                                                            Three months ended               Nine months ended
                                                               September 30                    September 30
                                                        -----------------------------------------------------------
                                                           2004            2003            2004             2003
                                                        -----------------------------------------------------------
              Net income (loss), as reported            $       66      $   (8,636)     $    7,666       $  (10,153)
              Income from continuing operations              1,564             989           9,857            2,956
              Less: Stock based compensation
              expense, net of tax                             (293)         (1,592)           (831)          (4,685)
                                                        -----------------------------------------------------------
              Proforma income (loss) from
              continuing operations                          1,271            (603)          9,026           (1,729)

              (Loss) from discontinued
              operations                                    (1,498)         (9,625)         (2,191)         (13,109)
                                                        -----------------------------------------------------------
              Pro forma net income (loss)               $     (227)     $  (10,228)     $    6,835       $  (14,838)
                                                        ===========================================================

              Earnings (loss) per share Diluted:
              Continuing operations - as  reported      $     0.67      $     0.43      $     4.22       $     1.28
              Discontinued operations - as reported          (0.64)          (4.16)          (0.94)           (5.66)
                                                        -----------------------------------------------------------
              Total - as reported                       $     0.03      $    (3.73)     $     3.29*      $    (4.39)*


                                      -10-

              Continuing operations - pro forma         $     0.55      $    (0.26)     $     3.87       $    (0.75)
              Discontinued operations - pro forma            (0.64)          (4.16)          (0.94)           (5.66)
                                                        -----------------------------------------------------------
              Total - proforma                          $    (0.09)     $    (4.42)     $     2.93       $    (6.41)

              Earnings (loss) per share Basic:
              Continuing operations - as reported       $     0.68      $     0.43      $     4.26       $     1.28
              Discontinued operations - as reported          (0.65)          (4.16)          (0.95)           (5.66)
                                                        -----------------------------------------------------------
              Total - as reported                       $     0.03      $    (3.73)     $     3.31       $    (4.39)*
              Continuing operations - pro forma         $     0.55      $    (0.26)     $     3.90       $    (0.75)
              Discontinued operations - pro forma            (0.65)          (4.16)          (0.95)           (5.66)
                                                        -----------------------------------------------------------
              Total - proforma                          $    (0.10)     $    (4.42)     $     2.95       $    (6.41)
                                                        -----------------------------------------------------------
              *  figures do not total due to rounding

Note 5--Inventories

Inventories consist of the following (USD in thousands):

                                           September 30,       December 31,
                                                2004               2003
                                           --------------------------------

      Raw material                            $15,087             $14,866
      Work in process                           1,115               1,054
      Finished goods                            4,922               3,475
                                           --------------------------------
                                              $21,124             $19,395
                                           ================================

Note 6--Investments (USD in thousands)

      In April 2004 the Company became aware it owned 22,793 shares of Prudential Financial, Inc. (Prudential) stock resulting from Prudential's conversion from a mutual company to a public stock company in the fourth quarter of 2001. Prudential had been the Company's insurance carrier for a number of years and as a result the Company earned these shares in the conversion. In considering the appropriate accounting for this event, the Company considered a number of quantitative and qualitative factors and recorded the value of the stock as other income in the quarter it became known. We recorded current income for the value of the stock at the time the Company first became aware of the shares. The effect on net income of this transaction was U.S.$454 and was recorded as an increase in other income in the first quarter of 2004. The unrealized change in value, which has not been material, of the shares subsequent to the demutualization was recorded retroactively through equity as the stock is classified as available-for-sale. In the second quarter of 2004, the balance of the stock was sold. The effect on net income from the sale on the balance of the stock was U.S.$158 and was recorded as an increase in other income in the second quarter of 2004.

Note 7 - Discontinued Operations - Ultra Clean Processing & Patterning Solutions

      For the three months ended September 30, 2004 and 2003, the Company recorded losses from discontinued operations of U.S.$(1.5) million and U.S.$(9.6) million, respectively, and for the nine months ended September 2004 and 2003 the Company recorded losses from discontinued operations of, U.S.$(2.2) million and U.S.$(13.1) million, respectively, related to the divestment of its ultra clean processing product line and disposal of its patterning solutions product line.

      The divestment of the Company's ultra clean processing product line was structured as a management buyout where the majority of the assets were purchased for approximately U.S.$614, with the payment terms allowing the Company the potential to recoup a portion of the divestment costs over the next three years. The Company received a payment of approximately U.S.$78 during Q2 2004 and U.S.$123 during 2003. The remaining balance, resulting from the management buyout, will be paid over the next three years. The Company's decision to divest the ultra clean processing business unit was based upon its long-term strategy of focusing on the Company's core competencies in the front-end of the semiconductor manufacturing process. The divestment was completed as of December 31, 2003. The ultra clean processing products service the semiconductor market and were reported under the semiconductor vacuum instrumentation segment. During the three and nine months ended September 30, 2004, the Company realized a net gain on the disposal of inventory and collection of 3rd party receivables from the ultra clean processing product line of U.S.$0.4 million and U.S.$0.5 million, respectively.

      In March 2004, the Company retained the services of an investment bank in connection with the disposal of its patterning solutions software business. The Company's decision to pursue a sale of its patterning solutions software business is based upon its decision to further focus its resources. There is no assurance a sale will occur. Additionally, the Company recorded an impairment loss of U.S.$0.3 million during the first quarter of 2004 on the balance of its intangible asset. The Company's patterning solutions software business had assets of U.S.$4.0 million and liabilities of U.S.$0.6 as of September 30, 2004 (excluding intercompany transactions). During the three months ended September 30, 2004, the Company wrote-down a portion of its deferred tax asset relative to specific loss carryforwards that were recorded as part of the acquisition of the patterning solutions software business of U.S.$1.4 million, due to reduced expectations on the proceeds from sale. Additionally, the Company recorded an impairment for fixed assets of U.S.$45 thousand for the three months ended September 30, 2004. The patterning solutions software business services the semiconductor market and were reported under the semiconductor vacuum instrumentation segment.

      Provided below is a summary of the discontinued operations for the ultra clean processing and patterning solutions product line, net of tax.

                                                                         Three Months Ended
                                                                           September 30
                                                                         (USD in Thousands)
                                                           2004                                         2003
                                       --------------------------------------------  ---------------------------------------------
                                         Total    Ultra Clean  Patterning Solutions    Total    Ultra Clean   Patterning Solutions
Loss from operations                    $  (116)     $ (74)        $   (42)          $(7,002)     $   152        $(7,154)

(Loss) on disposal                      $(1,382)                   $(1,382)          $(2,623)     $(2,623)       $    --

                                       --------------------------------------------  ---------------------------------------------
(Loss) from discontinued operations     $(1,498)     $ (74)        $(1,424)          $(9,625)     $(2,471)       $(7,154)

                                                                         Nine Months Ended
                                                                           September 30
                                                                         (USD in Thousands)
                                                           2004                                         2003
                                       --------------------------------------------  ---------------------------------------------
                                         Total    Ultra Clean  Patterning Solutions    Total    Ultra Clean   Patterning Solutions
Loss from operations                    $(1,295)     $ (74)        $(1,221)          $(10,486)    $(1,243)       $(9,243)

Gain (loss) on disposal                 $  (896)     $ 486         $(1,382)          $ (2,623)    $(2,623)       $    --

                                       --------------------------------------------  ---------------------------------------------
Income (loss) from discontinued
  operations                            $(2,191)     $ 412         $(2,603)          $(13,109)    $(3,866)       $(9,243)

Note 8--Warranty

Changes to warranty reserve during the first nine months of 2004 and 2003 were as follows (USD in thousands):

               Balance at             Add:           Deduct:
              December 31           Warranty         Warranty       Balance at
           of previous year        Provisions         Claims       September 30
           ----------------        ----------         ------       ------------

2004          $ 2,514               $ 1,327           $ 1,491       $  2,350

2003          $ 2,246               $ 1,115           $   874       $  2,487

Note 9--Derivative Financial Instruments

      On January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 ("SFAS 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not determined to be hedges must be recorded at fair value through earnings. The cumulative after tax effect for the unrealized gains (losses) on foreign currency hedges recorded in accumulated other comprehensive income was U.S.$(99) thousand and U.S.$2 thousand as of September 30, 2004 and December 31, 2003, respectively.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign currency exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow and fair value hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Euro, Swiss franc and Japanese yen. This exposure arises in certain locations from intercompany purchases of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow and fair value hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The Company did not have any significant gains or losses from ineffective hedges for the three and nine months ended September 30, 2004 and September 30, 2003.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which was effective for contracts entered into or modified after September 30, 2003, did not have a material effect on the Company's financial condition or results of operations.

Note 10--Recent Accounting Pronouncements

      In January 2003 the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46"). In December 2003 , the FASB approved a partial deferral of the adoption of the interpretation and issued FIN 46-R on December 24, 2003. This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from others parties. FIN No. 46-R requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly evidenced by a guarantee arrangement or other commitment to provide financial support) in a "variable interest entity" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statements with its own. FIN No. 46-R is effective immediately for all variable interest entities created after January 31, 2003, and is effective for all variable interest entities created prior to that date beginning January 1, 2004. The adoption of FIN No. 46-R did not have a material impact on the Company's financial position or results of operations.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The summarization of this statement is addressed in Note 9.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all financial instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial position or results of operations

      In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) (SFAS 132), "Employers' Disclosures about Pensions and Other Postretirement Benefits," that improves financial statement disclosures for defined benefit plans. The change replaces existing SFAS 132 disclosure requirements for pensions and other postretirement benefits and revised employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, "Employers' Accounting for Pensions," SFAS 88 and "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS 132 revised retains the disclosure requirements contained in the original SFAS 132, but requires additional disclosures about the plan assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 revised is effective, for the domestic plans of publicly traded entities, for annual and interim periods with fiscal years ending after December 15, 2003. Estimated future benefit payments, and all other new disclosure requirements for foreign plans and nonpublic entities are effective for years ending after June 15, 2004. We have adopted the revised disclosure provisions in note 16.

Note 11--Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the total change in stockholders' equity during the period other than from transactions with stockholders. For the Company, comprehensive income (loss) consists of net income plus the net change in accumulated other comprehensive income (loss), an element of stockholders' equity. Accumulated other comprehensive income (loss) consists of the net change in the accumulated foreign currency translation adjustment account and the net change in unrealized gains and losses in hedging activity.

      The Company's comprehensive income (loss) for the nine months ended September 30, 2004 and 2003 was:

                                                           Nine Months Ended
                                                              September 30
USD in thousands                                           2004         2003
                                                          ---------------------

Net income (loss)                                         $7,666      $(10,153)
   Other Comprehensive Income (Loss) net of tax:
      Unrealized gain on stock available for sale            158
      Realized gain on stock available for sale             (158)
      Net foreign currency translation adjustments          (175)        3,390
      Unrealized gain (loss) on foreign currency Hedges      (99)           44
                                                          ---------------------
      Other Comprehensive Income (loss)                     (274)        3,434
                                                          ---------------------
Comprehensive Income                                      $7,392       $(6,719)
                                                          =====================

Note 12-Segment Information

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and other industries with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes one product line: process knowledge and control instruments and software (formerly in situ analysis). The products in this segment are developed for use in various semiconductor and other vacuum coating applications. The general vacuum instrumentation segment includes three major product lines: leak detection, vacuum measurement and components, and instrumentation for environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive, emergency response, industrial hygiene and semiconductor manufacturing.

      Information on the Company's business segments on a continuing operations basis, for net sales, gross profit, and earnings before interest and taxes was as follows (USD in thousands):

                                                  Three Months Ended         Nine Months Ended
                                                     September 30,             September 30,
                                                   2004         2003          2004        2003
                                                -------------------------------------------------

Net Sales:
Semiconductor vacuum instrumentation            $  11,915    $   7,904     $  35,156    $  26,267
General vacuum instrumentation                     31,790       29,987       105,687       86,758
                                                -------------------------------------------------

Total net sales                                 $  43,705    $  37,891     $ 140,843    $ 113,025
                                                =================================================

Gross profit:
Semiconductor vacuum instrumentation            $   6,206    $   3,989     $  18,875    $  12,872
General vacuum instrumentation                     13,659       13,024        47,209       37,257
                                                -------------------------------------------------

Total gross profit                              $  19,865    $  17,013     $  66,084    $  50,129
                                                =================================================

Earnings (loss) before interest and taxes:
Semiconductor vacuum instrumentation            $     472    $    (943)    $   2,396    $  (2,631)
General vacuum instrumentation                      1,597        2,709        10,950        6,567
                                                -------------------------------------------------

Total earnings before interest and taxes        $   2,069    $   1,766     $  13,346    $   3,936
                                                =================================================

Depreciation and amortization:
Semiconductor vacuum instrumentation            $     337    $     654     $   1,036    $   2,034
General vacuum instrumentation                        688          587         2,299        1,469
                                                -------------------------------------------------

Total depreciation and amortization             $   1,025    $   1,241     $   3,335    $   3,503
                                                =================================================

Capital expenditures:
Semiconductor vacuum instrumentation            $     141    $      64     $     817    $   1,091
General vacuum instrumentation                        490          393         1,896        2,156
                                                -------------------------------------------------

Total capital expenditures                      $     631    $     457     $   2,713    $   3,247
                                                =================================================

Sales by geographic location:(1)
United States                                   $  13,563    $  15,123     $  45,878    $  40,943
Europe                                             20,768       16,870        65,750       50,251
Asia                                                9,374        5,898        29,215       21,831
                                                -------------------------------------------------

Total sales                                     $  43,705    $  37,891     $ 140,843    $ 113,025
                                                =================================================

                                               September 30,     December 31,
                                                   2004             2003
                                               ------------------------------
Total assets:
Semiconductor vacuum instrumentation              $ 75,567        $ 55,467
General vacuum instrumentation                      87,573          95,207
                                                --------------------------

Total assets                                      $163,140        $150,674
                                                ==========================

                                               September 30,     December 31,
                                                   2004             2003
                                               ------------------------------
Long-lived assets (2):
Semiconductor vacuum instrumentation              $  8,970        $  9,996
General vacuum instrumentation                      15,792          16,514
                                                --------------------------
Total long-lived assets                           $ 24,762        $ 26,510
                                                ==========================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location

(2)   Long-lived assets excludes deferred taxes

Note 13--Earnings (Loss) Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

The following table sets forth the computation of basic and diluted earnings per share (USD in thousands, except per share and per share amounts):

                                                             Three Months Ended             Nine Months Ended
                                                                September 30                   September 30
                                                         --------------------------------------------------------
                                                             2004           2003           2004           2003
                                                         --------------------------------------------------------
Numerator:
Numerator for basic and diluted earnings per share:
   Income from continuing operations                     $    1,564     $      989     $    9,857      $    2,956
   (Loss) from discontinued operations                       (1,498)        (9,625)        (2,191)        (13,109)
                                                         --------------------------------------------------------
   Net income (loss)                                     $       66     $   (8,636)    $    7,666      $  (10,153)

Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding

Diluted shares                                            2,330,315      2,315,000      2,333,144       2,315,000
Basic shares                                              2,315,850      2,315,000      2,315,514       2,315,000


                                      -16-

Earnings (loss) per share:
   Diluted
      Continuing Operations                              $     0.67     $     0.43     $     4.22      $     1.28
      Discontinued Operations                                 (0.64)         (4.16)         (0.94)          (5.66)
                                                         --------------------------------------------------------
         Total                                           $     0.03     $    (3.73)    $     3.29*     $    (4.39)*
                                                         ========================================================
   Basic
      Continuing Operations                              $     0.68     $     0.43     $     4.26      $     1.28
      Discontinued Operations                                 (0.65)         (4.16)         (0.95)          (5.66)
                                                         --------------------------------------------------------
         Total                                           $     0.03     $    (3.73)    $     3.31      $    (4.39)*
                                                         ========================================================

* Figures do not total due to rounding

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure only provisions of both SFAS 123 and SFAS 148.

Note 14--Acquisition of New Vision Systems (USD in  thousands)

      In January 2003, the Company acquired 100% of the stock of a privately-held company, New Vision Systems, a leader in advanced process control
(APC) for patterning processes in semiconductor manufacturing pursuant to an Agreement and Plan of Merger which closed on January 3. The acquisition of New Vision Systems was intended to expand the Company's reach in the semiconductor fab industry by extending its range of process capability in the advanced process control (APC) market to include photolithography. Photolithography, fundamental to creating the pattern of integrated circuits (IC) on a semiconductor wafer, is the most challenging and strategically important process in manufacturing semiconductor devices. New Vision Systems develops and deploys a full suite of process control software compatible with tools from all major photolithography and metrology equipment suppliers. These products improve equipment productivity and chip yield in semiconductor fabrication.

      In March 2004, the Company retained the services of an investment bank to assist the Company with the disposal of its patterning solutions software business. The Company's decision to pursue a sale of its patterning solutions software business is based upon its decision to further focus its resources coupled with its lower than expected financial performance. There is no assurance a sale will occur. Based upon the Company's decision to pursue a sale of its patterning solutions software business, the result of operations for this business are reported as discontinued operations for the three and nine months ended September 30, 2004 and 2003, respectively. Additionally, the Company recorded an impairment loss of U.S.$0.3 million, for the nine months ended September 30, 2004, on the balance of its intangible asset. The impairment charge of U.S. $0.3 million, for the nine months ended September 30, 2004, was recorded during the three months ended March 31, 2004 and was allocated to intangibles. During the three months ended September 30, 2004, the Company wrote-down a portion of its deferred tax asset relative to specific loss carryforwards that were recorded as part of the acquisition of the patterning solutions software business of U.S.$1.4 million, due to reduced expectations on the proceeds from sale. Additionally, the Company recorded an impairment for fixed assets of U.S.$45 thousand for the three months ended September 30, 2004.

      The results of operations for INFICON LT (formerly New Vision Systems) have been included in the Company's consolidated financial statements, and reported as under discontinued operations, for the three and nine months ended September 30, 2004 and 2003, respectively.

Note 15--Acquisition of Sentex Systems Inc. (USD in thousands)

      In May 2003, the Company acquired 100% of the assets and assumed certain liabilities of a privately-held company, Sentex Systems Inc. Sentex Systems, founded in 1980, supplies sophisticated monitoring and analysis instruments using gas chromatography (GC) technology to detect volatile organic compounds
(VOCs) for industrial and environmental monitoring, testing, and security. Sentex product lines include continuous, on-line water monitors for applications such as factory discharge water or water security, air monitors for spot analysis or continuous on-site monitoring and explosives detectors for building and site security and protection. Sentex products complement the HAPSITE fully portable chemical identification systems (gas chromatograph/mass spectrometer or GC/MS technology) used for fast on-scene detection and analysis of chemical agents and toxic materials in air, soil and water. The financial results for Sentex products are reported under the general vacuum instrumentation segment.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations have been included in the Company's consolidated financial statements as of the second quarter ending June 30, 2003.

Pro forma results of operations:

      The following unaudited pro forma information summarizes the Company's consolidated results of operations as if Sentex Systems acquisition had taken place at the beginning of 2003.

                                      Three months ended      Nine months ended
                                         September 30            September 30
                                     -------------------------------------------
                                       2004       2003        2004       2003
                                     -------------------------------------------
      Net Sales                      $ 43,705   $ 38,170    $140,843   $113,862

      Net income (loss)              $     66   $ (8,607)   $  7,666   $(10,067)
                                     ===========================================

      Diluted net income per share   $   0.03   $  (3.72)   $   3.29   $  (4.35)

      Basic net income per share     $   0.03   $  (3.72)   $   3.31   $  (4.35)

Note 16--Employee Benefit Plans

The Company's net pension cost included the following components (USD in thousands):

                                Three Months Ended         Nine Months Ended
                                    September 30             September 30
                                 2004         2003         2004         2003
                               --------     --------     --------     --------

Service cost                   $    482     $    498     $  1,442     $  1,502
Interest cost                       531          486        1,588        1,464
Expected return on assets          (515)        (474)      (1,538)      (1,431)
Net amortization of:
  Prior service cost                 17           76           52          227
  Net actuarial loss                261          283          780          858
                               --------     --------     --------     --------
Net periodic pension cost      $    776     $    869     $  2,324     $  2,620

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward - Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity", "potential", "forecast", outlook, or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

      As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "the Company", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and other industries. The Company's products include process knowledge and control instruments and software (formerly in situ analysis), leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development of technological innovations by INFICON or its competitors, dependence on key personnel, and the protection of proprietary technology.

Semiconductor Industry

         The semiconductor industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries could continue to have a negative effect on our financial performance for the remainder of this year.

      Deferred Tax Assets

      Deferred Tax Assets - As of September 30, 2004, the Company had net deferred tax assets of U.S.$37.8 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$37.8 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years, considering tax planning strategies, and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of September 30, 2004 will be realized. The Company supports this conclusion based upon recent results, projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company's analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forward periods.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe recent results, improvements in the order backlog, industry projections as well as changes in our operations and tax planning that occurred during the fourth quarter of 2003 and first three quarters of 2004, in addition to other improvements that will take place in future periods, are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations include:

o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;
o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);
o Review of R&D allocations between related parties to identify and implement tax planning strategies to maximize the Company's U.S. tax benefit;
o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

      During the three months ended September 30, 2004, the Company wrote-down a portion of its deferred tax asset relative to specific loss carryforwards that were recorded as part of the acquisition of the patterning solutions software business of U.S.$1.4 million, due to reduced expectations on the proceeds from sale.

      The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant effect on our future results of operations and financial position.

Results of Operations for the Three Months Ended September 30, 2004 and 2003

      Net Sales

      Net sales increased 15.3% to U.S.$43.7 million for the three months ended September 30, 2004 from U.S.$37.9 million for the three months ended September 30, 2003. Excluding the impact of changes in currency exchange rates, sales grew by 10.1%. The increase, excluding the impact of changes in currency exchange rates, is primarily due to increased sales of the Company's private label products, process knowledge and control sales to semiconductor device manufacturers and data storage and flat panel display equipment manufacturers. This increase was partially offset by lower Environmental Health & Safety product sales.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 50.7% to U.S.$11.9 million for the three months ended September 30, 2004 from U.S.$7.9 million for the three months ended September 30, 2003. This increase resulted from improved demand and the timing of revenue recognition for process knowledge and control instruments and software from semiconductor manufacturers in the United States and Asia, primarily the result of larger sales to Samsung Electronics Co. Ltd. in addition to favorable changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$0.4 million.

      General Vacuum Instrumentation Segment. Net sales increased by 6.0% to U.S.$31.8 million for the three months ended September 30, 2004 from U.S.$30.0 million for the three months ended September 30, 2003. This increase is the result of favorable changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$1.6 million and improved demand for sales through private-label distribution customers of major vacuum pump manufacturers who resell our products coupled with higher sales from the leak detection product line. This increase was partially offset by lower sales of our Environmental Health & Safety product line.

      Gross Profit

      Gross profit increased by 16.8% to U.S.$19.9 million or 45.5% of net sales for the three months ended September 30, 2004 from U.S.$17.0 million or 44.9% of net sales for the three months ended September 30, 2003. The increase in gross profit percentage is primarily due to favorable absorption of fixed manufacturing costs for the vacuum control, leak detection, and process knowledge and control product lines coupled with the effect of favorable foreign currency exchange rates.

      Research and Development

      Research and development costs increased by 12.2% to U.S.$4.7 million, or 10.8% of net sales, for the three months ended September 30, 2004 from U.S.$4.2 million, or 11.1% of net sales, for the three months ended September 30, 2003. This increase was driven primarily by changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$0.2 million and the addition of on-going research and development expenses related to vacuum control, process knowledge and control and leak detection products.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 17.4% to U.S.$13.0 million, or 29.7% of net sales, for the three months ended September 30, 2004 from U.S.$11.1 million, or 29.2% of net sales, for the three months ended September 30, 2003. This increase is the result of changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$0.6 million, coupled with an increase in salaries and accruals for commissions and bonuses associated with higher sales and profit for the three months ended September 30, 2004.

      Operating Income (Loss) from Continuing Operations

      For the reasons stated above, the operating income from continuing operations was U.S.$2.1 million, or 4.9% of net sales, for the three months ended September 30, 2004 from U.S.$1.7 million, or 4.5% of net sales, for the three months ended September 30, 2003.

      Other Expense (Income)

      Other expense was U.S.$62 thousand, or 0.1% of net sales, for the three months ended September 30, 2004 as compared to other income of U.S.$(48) thousand, or (0.1)% of net sales, for the three months ended September 30, 2003. The decrease in other income is primarily the result of higher foreign currency gains recognized during the three months ended September 30, 2003.

      Provision for Income Taxes

      The income tax provision was U.S.$0.5 million, or 25.5% of income from continuing operations before income taxes for the three months ended September 30, 2004 versus U.S.$0.8 million, or 44.7% of income before taxes, for the three months ended September 30, 2003. This decrease was primarily the result of a one-time non-cash tax charge of $1.1 million last year for the establishment of a valuation allowance against deferred tax assets, and was partially offset by a less favorable mix of taxable income towards higher taxed jurisdictions.

      (Loss) from Discontinued Operations

      For the three months ended September 30, 2004 and 2003, the Company recorded net losses from discontinued operations of U.S.$(1.5) million and U.S.$(9.6) million, respectively, related to the divestment of its ultra clean processing product line that was structured as a management buyout and its plan to sell its patterning solutions product line. The decrease in loss from discontinued operations is primarily the result of the loss of the ultra clean processing product line, of U.S.$(2.5) million, which was sold and divested by December 31, 2003, and a decrease in the loss reported by the patterning solutions product line which included a U.S.$6.2 million net of tax impairment write-down of the Company's goodwill and intangibles. The decrease in the loss reported between periods was offset by write-downs relative to specific deferred tax assets, of U.S.$1.4 million, and fixed assets of U.S.$45 thousand associated with the Company's patterning solutions software business.

      Net Income (loss)

      For the reasons stated above, net income was U.S.$66 thousand, or 0.2% of net sales, for the three months ended September 30, 2004 from a net loss of U.S.$(8.6) million, or (22.8)% of net sales, for the three months ended September 30, 2003.

Results of Operations for the Nine Months Ended September 30, 2004 and 2003

      Net Sales

      Net sales increased 24.6% to U.S.$140.8 million for the nine months ended September 30, 2004 from U.S.$113.0 million for the nine months ended September 30, 2003. Excluding the impact of changes in currency exchange rates, sales grew by 19.0%. The increase, excluding the impact of changes in currency exchange rates, is primarily due to increased sales of the Company's private label products, process knowledge and control sales to semiconductor device manufacturers and data storage and flat panel display equipment manufacturers.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 33.8% to U.S.$35.2 million for the nine months ended September 30, 2004 from U.S.$26.3 million for the nine months ended September 30, 2003. This increase resulted from favorable changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$1.2 million, and improved demand and the timing of revenue recognition for process knowledge and control instruments and software from semiconductor manufacturers in the United States and Asia, primarily the result of a large sales to Samsung Electronics Co. Ltd.

      General Vacuum Instrumentation Segment. Net sales increased by 21.8% to U.S.$105.7 million for the nine months ended September 30, 2004 from U.S.$86.8 million for the nine months ended September 30, 2003. This is mainly the result of favorable changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$5.1 million and improved demand for sales through private-label distribution customers of major vacuum pump manufacturers who resell our products as well as higher sales from the leak detection product line.

      Gross Profit

      Gross profit increased by 31.8% to U.S.$66.1 million or 46.9% of net sales for the nine months ended September 30, 2004 from U.S.$50.1 million or 44.4% of net sales for the nine months ended September 30, 2003. The increase in gross profit percentage is primarily due to favorable foreign currency exchange rates coupled with the favorable absorption of fixed manufacturing costs on higher sales.

      Research and Development

      Research and development costs increased by 13.8% to U.S.$14.8 million, or 10.5% of net sales, for the nine months ended September 30, 2004 from U.S.$13.0 million, or 11.5% of net sales, for the nine months ended September 30, 2003. This increase was driven primarily by changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$0.7 million and the addition of on-going research and development expenses related to vacuum control, process knowledge and control, and leak detection products, as well as the acquisition of Sentex Systems, Inc. in May 2003.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 15.4% to U.S.$39.1 million, or 27.7% of net sales, for the nine months ended September 30, 2004 from U.S.$33.8 million, or 29.9% of net sales, for the nine months ended September 30, 2003. This increase is the result of additional costs following the acquisition of Sentex Systems, Inc. in May 2003, changes in foreign currency exchange rates relative to the U.S. dollar of U.S.$1.6 million, coupled with an increase in salaries and accruals for commissions and bonuses associated with higher sales and profit for the nine months ended September 30, 2004.

      Operating Income from Continuing Operations

      For the reasons stated above, the operating income from continuing operations was U.S.$12.3 million, or 8.7% of net sales, for the nine months ended September 30, 2004 from U.S.$3.3 million, or 2.9% of net sales, for the nine months ended September 30, 2003.

      Other (Income)

      Other income was U.S.($1.1) million, or (0.8)% of net sales, for the nine months ended September 30, 2004 as compared to other income of U.S.$(0.6) million, or (0.5)% of net sales, for the nine months ended September 30, 2003. The increase in other income is primarily the result of a gain on shares of stock received from Prudential Financial, Inc.'s conversion from a mutual company to a public stock company in the fourth quarter 2001 (see note 6) of U.S.$(0.7) million that was partially offset by lower foreign currency gains recognized during the nine months ended September 30, 2004.

      Provision for Income Taxes

      The income tax provision was U.S.$3.5 million, or 26.3% of income from continuing operations before income taxes for the nine months ended September 30, 2004 versus an income tax provision of U.S.$1.2 million, or 28.3% of income before taxes, for the nine months ended September 30, 2003. The increase in income tax provision resulted mainly from higher taxable income of U.S.$13.4 million versus taxable income of U.S.$4.1 million for the nine months ended September 30, 2004 and 2003, respectively. This increase was partially offset by a one-time non-cash tax charge of $1.1 million last year for the establishment of a valuation allowance against deferred tax assets. The effective tax rate has changed due to a change in the earnings mix among tax jurisdictions.

      (Loss) from Discontinued Operations

      For the nine months ended September 30, 2004 and 2003, the Company recorded net losses from discontinued operations of U.S.$(2.2) million and U.S.$(13.1) million, respectively, related to the divestment of its ultra clean processing product line that was structured as a management buyout and its plan to sell its patterning solutions product line. The decrease in loss from discontinued operations resulted from the loss of the ultra clean processing product line, of U.S.$3.9 million, which was sold and divested by December 31, 2003 with a lower loss from the patterning solutions product line which was U.S.$(9.2) million for the nine months ended September 30, 2003. The loss from the patterning solutions product line included a U.S.$6.2 million net of tax impairment write-down of the Company's goodwill and intangibles. The decrease in the loss reported between periods was offset by write-downs relative to specific deferred tax assets, of U.S.$1.4 million, and fixed assets of U.S.$45 thousand associated with the Company's patterning solutions software business. During the nine months ended September 30, 2004, the Company realized a net gain on the disposal of inventory relative to the ultra clean processing product line of U.S.$0.3 million.

      Net Income (loss)

      For the reasons stated above, net income was U.S.$7.7 million, or 5.4% of net sales, for the nine months ended September 30, 2004 from a net loss of U.S.$(10.2) million, or (9.0)% of net sales, for the nine months ended September 30, 2003.

Liquidity and Capital Resources

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations and accumulated cash balances. Cash provided by (used in) operating activities was U.S.$16.8 million and U.S.$(2.7) million for the nine months ended September 30, 2004 and 2003, respectively. In 2004, cash provided by operating activities of U.S.$16.8 million consisted of net income of U.S.$7.7 million, depreciation, amortization and impairment costs of U.S.$3.7 million, a net decrease in deferred taxes of U.S.$3.6 million, and a net decrease in working capital of U.S.$1.8 million. In 2003, cash used in by operating activities of U.S.$(2.7) million consisted of a net loss of U.S.$(10.2) million, depreciation, amortization and impairment costs of U.S.$10.9 million, a net increase in deferred taxes of U.S.$1.1 million, and a net increase in working capital of U.S.$2.3 million.

      Working capital was U.S.$77.2 million as of September 30, 2004, compared to U.S.$64.3 million as of December 31, 2003. The increase was due to increases in cash of U.S.$15.0 million, inventories of U.S.$1.7 million, and other current assets of U.S.$0.9 million. This was offset by decreases in accounts receivable of U.S.$0.1 million, current deferred tax assets of U.S.$1.3 million, increases in accounts payable of U.S.$1.6 million, accrued liabilities and income taxes payable of U.S.$1.7.

      Cash used in investing activities was U.S.$1.7 million and U.S.$3.2 million for the nine months ended September 30, 2004 and 2003, respectively, primarily used for the purchase of property and equipment used in the Company's operations and the purchase of Sentex Systems, Inc. in May 2003 for U.S$1.5 million. The cash used in investing activities for the nine months ended September 30, 2004 was partially offset by the proceeds from the sale of marketable securities of U.S.$1.0 million.

Credit facilities

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign currency exchange forward transactions. The working capital financing was automatically extended for one year on November 23, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of September 30, 2004.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD
5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign currency exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on March 31, 2005 and has an option for extension. The Company has U.S.$0 million outstanding under the financing arrangement as of September 30, 2004.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of September 30, 2004, there is an outstanding balance on the loans of U.S.$0.4 million

      We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our financing arrangements and credit facilities will continue to be sufficient to satisfy our working capital and capital expenditure requirements.

Risks Relating to Our Business and Financial Results

      Provided below is a summarization of the risks and uncertainties that are important for you to consider in evaluating historical and future results of the Company. A detailed explanation of risk factors is also provided in our annual report on form 20-F for the year ended December 31, 2003. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business, may also impair our business operations. If any of these risks or uncertainties actually occur, our business, financial condition and operating results will likely be affected.

      >>    Downturns in the semiconductor chip manufacturing industry have historically, and may have in the future, a material adverse effect on our sales and profitability. We cannot assure you that:
            >     the semiconductor chip manufacturing industry will stay
                  active;
            >     demand for capital equipment by the semiconductor chip
                  manufacturing industry will continue to increase;
      >>    The loss of sales to our major customers would likely have a material adverse effect on the Company;
      >>    Some of our customers compete, or may in the future compete, with
            Unaxis, and to the extent that we are perceived to be controlled by, or under common control with Unaxis, we may lose their business;
      >>    Our future growth and competitiveness depends upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance;
      >>    Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products;
      >>    The markets for our products are highly competitive. This
            competition may cause us to reduce prices and may result in decreases in market share of our products;
      >>    If our protection of our proprietary technology relating to vacuum instrumentation fails, our competitive position may be impaired , which could result in a loss of revenues and profits;
      >>    Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position;
      >>    There is no guarantee the Company will receive the full sales price for the management buyout of its ultra clean processing business.
            Terms of the agreement allow the Company to recoup a portion of its divestment costs over the next three years;
      >>    We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth;
      >>    Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements;
      >>    We have significant international sales to customers outside the
            United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability;
      >>    Unfavorable exchange rate fluctuations may harm our results of operations;
      >>    We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products;
      >>    The effect of terrorist attacks or threats on the general economy could decrease our revenues;
      >>    Future acquisitions could adversely affect our business;
      >>    Benefits from the net deferred tax asset may not be realized (for additional discussion, see section on Deferred Tax Assets in Note 4,
            Critical Accounting Policies and in the Overview section of
            Operating and Financial Review and Prospects);
      >>    Financial performance for patterning solutions business does not show improved financial performance and the Company is unable to locate a buyer for this business;
      >>    Risk of impairment of intangible asset.

      During the fourth quarter the Company will continue to review its cost structure along with its negotiations with a potential buyer of its patterning solution product line.

Quantitative and Qualitative Disclosure of Market Risk

      For the nine months ended September 30, 2004, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2003.

      Interest Rate Exposure

      Changes in interest rates could impact the Company's anticipated interest income earned on its cash balances. Although interest income could be impacted, the Company does not feel changes in interest rates, from their current levels, would have a material effect on the Company's financial results.

      Foreign Currency Exchange Rate Risk

      We transact business in various foreign currencies. Our primary foreign cash flows are generated in the countries of Asia and Europe. The principal currencies creating foreign currency exchange rate risk for the Company are the Euro, Swiss franc, and Japanese yen. The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign currency exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.

Enclosures

      Statements furnished under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, attached as Exhibit 32.1

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      INFICON Holding AG


Date: November 10, 2004               By: /s/ Peter Maier
                                          --------------------------------------
                                      Name:   Peter G. Maier
                                      Title:  Vice President and Chief Financial
                                              Officer